TOP KINGWIN LTD

January 18, 2023

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Top KingWin Ltd

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted December 12, 2022

CIK No. 0001938865

Dear Ms. Beysolow:

This letter is in response to the letter dated December 28, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Top KingWin Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Form F-1/A (DRS) filed December 12, 2022

Prospectus Summary
Certain Risks and Limitations Related to Doing Business in China, page 2

1.	We note your response to comment 3. Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions as applicable throughout the document.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on the cover page and pages 2, 8 and 45.

Risk Factors

We may experience extreme stock price volatility unrelated to our actual or expected operating performance…, page 56

2.	Please revise to address any known factors particular to your offering that may add to this risk as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement at page 57. We respectfully advise the Staff that, other than the potential factors that may affect the price and trading volume of our Class A Ordinary Shares as disclosed in this risk factor, we are not aware of any known factors particular to our offering that may add to this risk.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

cc:	Anna Jinhua Wang, Esq. Robinson & Cole LLP